SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM Airlines extends ONAIR GSM & WIFI services across entire long range fleet

São Paulo, July 25nd 2011 – (BM&FBOVESPA: TAMM4/NYSE: TAM) - Our passengers will, in around a year, be able to use their mobile devices aboard the entire long haul-fleet, including Boeing and Airbus aircraft. The decision to extend OnAir's services follows nine highly successful months in which passengers have enjoyed the chance to make phone calls, send and receive text messages and emails, and access the Internet on selected short-haul flights.

Through cell network, passengers will be able to use their mobile phones. They will also be able to use notebooks, tablets or other devices compatible with WiFi to acess the internet.

OnAir's connectivity services based on Inmarsat’s SwiftBroadband (SBB) will be deployed on 12 Boeing 777-300ER aircraft (4 already in the fleet and 8 to be received until 2014), as well as on 10 A330s and 27 A350s (to be delivered between 2014 and 2018). Including 31 short-haul aircraft, out of which four are already in service, a total of 80 aircraft will be equipped with OnAir’s services over the next coming few years.

The long-haul service will be rolled-out from the second half of 2012. Installation of the 31 short-haul planes has already started with OnAir connectivity gradually coming into service between today and the beginning of next year.

José Zaidan Maluf, TAM’s Supply and Contracts Vice President said, “Passengers want to stay in touch during flights. We have seen that with the popularity of OnAir’s services on our short-haul aircraft. There is no doubt that inflight connectivity will become ubiquitous and we are determined to lead the way. That is why we will be the first airline in the Americas to provide the full range of passenger connectivity services on their long-haul fleet.” The company is also the first to offer WiFi connectivity on board in South America.

All the relevant telecom regulatory approvals and roaming agreements are already in place. We have already received airworthiness certification from ANAC for the short-haul aircraft and will submit a similar request for the long-haul aircraft prior to installing the connectivity system and activating OnAir services. The system is already certified by the European Aviation Safety Agency (EASA) since 2009 and commercially flying with various major airlines.

OnAir services operate over Inmarsat SwiftBroadband, providing global coverage, meaning TAM’s passengers will be connected all over the world. The satellite connectivity to and from the aircraft operated today is provided in partnership with Arycom, Brazil’s main provider of Inmarsat services.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)
Líbano Miranda Barroso (CEO TAM Linhas
Aéreas and Director of Investor Relations for TAM S.A)
Jorge Bonduki Helito (IR Manager)
Suzana Michelin Ramos (IR)

Phone: (11) 5582-9715
Fax: (11) 5582-8149
invest@tam.com.br
www.tam.com.br/ri

Media Relations:

Phone: (55) (11) 5582-9748/7441/7442/8795
Mobile. (55) (11) 8644-0128
tamimprensa@tam.com.br
www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 45 destinations in Brazil and 19 in South America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 41.7% in June; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 90.6% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (156 aircrafts), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 14 million tickets via point redemption and is part of the Multiplus network, currently with 8.3 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,160 destinations in 181 countries.

Disclaimer about future information:

This statement may include forecasts on future events. Such forecasts reflect only expectations from the Company management and involve risks and uncertainties, whether expected or not. The Company is not responsible for operations or investment decisions made based on information included herein. Such forecasts are subject to change without prior warning.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.